==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: March 19, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

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


                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   March 19, 2007                     By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                             TECK COMINCO LIMITED
                              200 Burrard Street
                                 Vancouver, BC
                                    V6C 3L9

             NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        TAKE NOTICE that the Annual and Special Meeting of the Shareholders of TECK COMINCO LIMITED (the "Company") will be held in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 25th day of April, 2007, at 11:00 a.m. Pacific Daylight Time, to:

        (a) receive the Annual Report of the Company containing the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and the report of the Auditor thereon;

        (b)     elect 14 directors;

        (c) appoint the Auditor and authorize the directors to fix the Auditor's remuneration; and

        (d) consider and if deemed appropriate, approve (with or without variation) a Special Resolution authorizing an amendment to the articles of the Company to subdivide the outstanding Class A common shares and Class B subordinate voting shares on a two-for-one basis as set forth in the accompanying Management Proxy Circular; and

        (e) transact such other business as may properly come before the Meeting or any adjournment thereof.

NOTES:

1. For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting. Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario at least 48 hours before the Meeting.

3. As provided in the CANADA BUSINESS CORPORATIONS ACT, the directors have fixed a record date of March 1, 2007. Accordingly, shareholders registered on the books of the Company at the close of business on March 1, 2007 are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

        DATED this 1st day of March, 2007.

                                          By order of the Board of Directors


                                          /s/ Karen L. Dunfee
                                          --------------------------
                                          Karen L. Dunfee
                                          Corporate Secretary

                             TECK COMINCO LIMITED

                           MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

        THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TECK COMINCO LIMITED (THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Company without special compensation. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of March 1, 2007, unless otherwise stated.

        The persons named in the accompanying form of proxy are officers and/or directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario at least 48 hours before the Meeting.

        A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

        The shares represented by the persons named in the accompanying form of proxy will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE
VOTED: (I) FOR THE ELECTION OF DIRECTORS; (II) FOR THE APPOINTMENT OF THE AUDITOR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION; AND
(III) FOR THE SPECIAL RESOLUTION TO APPROVE AN AMENDMENT TO THE ARTICLES OF THE COMPANY TO SUBDIVIDE THE OUTSTANDING CLASS A COMMON SHARES AND CLASS B SUBORDINATE VOTING SHARES ON A TWO-FOR-ONE BASIS. A simple majority of the votes cast at the Meeting is required to pass resolutions (i) and (ii) proposed to be voted on at the Meeting and the special resolution requires approval by not less than two-thirds of the votes cast thereon by the holders of Class A common shares, and by not less than two-thirds of the votes cast thereon by the holders of Class B subordinate voting shares, voting separately as a class. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Company knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING OF SHARES

REGISTERED SHAREHOLDERS

        If you are a registered shareholder you may vote your shares by two methods. You may vote in person at the Meeting or by proxy as explained below. If your shares are held in the name of an intermediary, please see below under the heading, "Non-Registered Shareholders".

        If you are a registered shareholder and plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy. Your vote will be recorded and counted at the Meeting. Please register with a representative of CIBC Mellon Trust Company, the transfer agent, upon arrival at the Meeting.

        If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Corporate Secretary of the Company c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Company at the Company's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the Meeting. You may also fax your completed proxy to 1-866-781-3111 or 416-368-3976.

NON-REGISTERED SHAREHOLDERS

        In the Notice of Annual and Special Meeting of Shareholders, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders. In many cases, shares beneficially owned by a shareholder are registered either in the name of an intermediary that the non-registered shareholder deals with in respect of the shares or in the name of a clearing agency such as the Canadian Depository for Securities of which the intermediary of the non-registered shareholder is a participant.

        There are two kinds of beneficial owners: those who object to their name being made known to the Company, referred to as objecting beneficial owners ("OBOs") and those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). The Meeting materials are being sent to both OBOs and NOBOs. In accordance with new legal requirements, the Company has decided this year to distribute copies of the Notice of Annual and Special Meeting, Management Proxy Circular, the enclosed form of proxy and the Company's 2006 Annual Report to NOBOs directly. Their name and address and information about their holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf. By choosing to send the Meeting materials to NOBOs directly, the Company has assumed responsibility for delivering these materials to them and executing their proper voting instructions. The Meeting materials for OBOs will continue to be distributed through clearing houses and intermediaries, who often use a service company such as ADP Investor Communications to forward meeting materials to non-registered shareholders.

OBJECTING BENEFICIAL OWNERS

        Intermediaries are required to forward Meeting materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting materials will either be given a proxy which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed or, more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF.

NON-OBJECTING BENEFICIAL OWNERS

        The Meeting materials with a form of proxy will be forwarded to NOBOs by the Company's transfer agent, CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by facsimile. CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own.

        Should a non-registered shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided, or in the case of a VIF, follow the instructions on the form. By doing so the non-registered shareholder is instructing the intermediary to appoint them or their designee as proxyholder.

        IN ANY EVENT, NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES OR CIBC MELLON, AS THE CASE MAY BE.


VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

        The Company is authorized to issue an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares. At March 1, 2007 there were outstanding 4,673,453 Class A common shares, each carrying the right to 100 votes per share, and 211,239,329 Class B subordinate voting shares, each carrying the right to one vote per share. The Class B subordinate voting shares carry 31.13% of the aggregate voting rights attached to the Class A common and Class B subordinate voting shares.

        With the exception of the shareholders mentioned below, the directors and officers of the Company do not know of any person or company beneficially owning or exercising direction or control over shares carrying more than 10% of the votes attached to any class of voting securities of the Company.

        Temagami Mining Company Limited ("Temagami") has informed the Company that as at March 1, 2007 it beneficially owned or exercised direction or control over 2,150,000 Class A common shares (representing 46% of the Class A common shares outstanding) and 430,000 Class B subordinate voting shares (representing 0.20% of the Class B subordinate voting shares outstanding) of the Company, which shares represent 31.75% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns 49% of the outstanding shares of Temagami.

        In addition to the foregoing, SMM has informed the Company that as at March 1, 2007 it beneficially owned and exercised direction or control over 734,500 Class A common shares and 147,900 Class B subordinate voting shares of the Company. Accordingly, SMM exercises voting rights representing 10.85% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Company.

        As of March 1, 2007, Caisse de depot et placement du Quebec held 793,800 Class A common shares which represents 16.99% of the Class A Common shares. Those shares, together with 2,426,943 Class B subordinate voting shares (representing 1.15% of the Class B subordinate voting shares outstanding) held by it, represent 12.06% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Company.

SUBORDINATE VOTING SHAREHOLDER PROTECTION

        The attributes of the Class B subordinate voting shares contain so-called "Coattail Provisions" which provide that in the event an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer).

        If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not be applicable.

        The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Company, a copy of which may be obtained on SEDAR or by writing to the Corporate Secretary of the Company.

RECORD DATE

        Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the time of the close of business on March 1, 2007, (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in proxy or in person, the number of shares held by such holder on the record date.

                     PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

        Directors are elected annually and the Board has determined that the number of directors to be elected is 14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below. Of the 14 nominees, 13 are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

        Each of the following persons is nominated to hold office as a director until the next Annual Meeting or until his or her successor is duly elected or appointed.

===================================================================================================================================
J. BRIAN AUNE                           Independent     J. Brian Aune joined the Board of Teck  Corporation  in February  1995 and
Director Since: 1995                    (9)             was a member of the Board of Cominco  from 1997 to the date of the merger.
Shareholdings:                                          Mr. Aune, a chartered accountant,  joined Nesbitt Thomson Inc. in 1966 and
16,500 Class B Subordinate Voting                       served as Chairman and Chief  Executive  Officer from 1980 to 1990.  He is
6,684 Deferred Share Units                              President of  Alderprise  Inc.  and was  Chairman of St.  James  Financial
(1), (3), (4), (5)                                      Corporation   from  1990  to  September  2005  (both  private   investment
                                                        companies).  He is a director of a number of  Canadian  public and private corporations including Constellation Software Inc., The CSL Group Inc. and
                                                        Power Financial Corporation.  Mr. Aune is a resident of Westmount, Quebec,
===================================================================================================================================
JALYNN H. BENNETT                       Independent     Jalynn  Bennett is President of Jalynn H. Bennett and  Associates  Ltd., a
C.M.                                    (9)             consulting firm in strategic  planning and  organizational  development in
Director Since:  2005                                   both the public and private sectors.  She holds a degree,  specializing in
Shareholdings:                                          economics,  from the  University  of Toronto.  Ms.  Bennett is currently a
1,000 Class B Subordinate Voting                        director  of the  Canadian  Imperial  Bank of  Commerce,  Nortel  Networks
4,148 Deferred Share Units                              Limited,  Nortel Networks  Corporation,  and Cadillac Fairview Corporation
(2), (5)                                                Limited.  She is also a director of The Hospital for Sick Kids Foundation;
                                                        a Member  of the  Lawrence  National  Centre  for  Policy  and  Management
                                                        Advisory  Council,  Richard  Ivey  School of  Business;  Vice Chair of The
                                                        Public  Accountants  Council for the Province of Ontario;  and a Member of
                                                        the Canada Millennium Scholarship  Foundation.  She is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock
                                                        Exchange,  Canadian Stock Exchange and the Canadian Institute of Chartered
                                                        Accountants'   Joint  Committee  on  Corporate   Governance  (The  Saucier
                                                        Committee).  Ms. Bennett is a resident of Toronto,  Ontario, Canada and is
                                                        64.
===================================================================================================================================
HUGH J. BOLTON                          Independent    Hugh J.  Bolton  joined the Board of Cominco in 1998 and the Board of Teck
F.C.A.                                  (9)            Cominco  in 2001.  He is a graduate  of the  University  of Alberta  (B.A.
Director Since:  2001                                  Economics).  Mr. Bolton was managing  partner of Coopers & Lybrand  Canada
Shareholdings:                                         (accounting  firm)  from 1984 to 1990 and  Chairman  and  Chief  Executive
6,000 Class B Subordinate Voting                       Officer  from 1991 to 1998.  He is presently  Chairman of Epcor  Utilities
6,684 Deferred Share Units                             Inc.,  lead director of Matrikon Inc., a director of the Toronto  Dominion
(2), (3)                                               Bank,  WestJet Airlines Ltd.,  Canadian National Railway Company and Shock
                                                       Trauma Air Rescue Society  (STARS).  Mr. Bolton is a resident of Edmonton,
                                                       Alberta, Canada and is 68.
===================================================================================================================================

===================================================================================================================================
NORMAN B. KEEVIL                        Not             Norman B. Keevil  joined the Board of Teck  Corporation  in 1963 and was a
Director Since:  1963                   Independent     member of the Board of Cominco from 1986 to the date of the merger.  He is
Shareholdings:                          ((8))           a graduate of the  University of Toronto (B.A.  Sc.) and the University of
209,440 Class A                                         California  at Berkeley  (Ph.  D.). He received an honorary  LL.D from the
283,901 Class B Subordinate Voting                      University of B.C. in May, 1993. He was Vice-President Exploration at Teck
19,304 Restricted Share Units (1)                       Corporation  from  1962  to  1968,  Executive  Vice-President  from  1968,
                                                        President and Chief  Executive  Officer from 1981 to 2001 and is presently
                                                        Chairman of the Board of Teck  Cominco.  He is a lifetime  director of the
                                                        Mining  Association  of Canada.  Dr. Keevil was inducted into the Canadian
                                                        Mining Hall of Fame in  January,  2004.  Dr.  Keevil is a resident of West
                                                        Vancouver, B.C., Canada and is 69.
===================================================================================================================================
NORMAN B. KEEVIL III                    Not             Norman B.  Keevil  III joined the Board of Teck  Corporation  in 1997.  He
Director Since:  1997                   Independent     graduated  from the  University  of  British  Columbia  (B.A.  Sc.) with a
Shareholdings:                          ((11))          Mechanical  Engineering  degree. Mr. Keevil is Chief Operating Officer and
14,000 Class B Subordinate Voting                       Vice  President  of  Engineering  with  Triton  Logging  Inc.  (underwater
 7,370 Deferred Share Units (6)                         harvesting  company) of Victoria,  B.C.  Prior to joining  Triton,  he was
                                                        President  and  Chief  Executive   Officer  of  Pyramid   Automation  Ltd.
                                                        (manufacturing  process automation  company), a company he helped found in
                                                        1998. Mr. Keevil is a resident of Victoria, B.C., Canada and is 43.
===================================================================================================================================
TAKASHI KURIYAMA                        Independent     Takashi  Kuriyama was appointed a director of Teck Cominco Limited in June
Director Since:  2006                   (9)             2006. He graduated from Akita University in Japan (B.A. Eng). Mr. Kuriyama
Shareholdings:                                          is Executive Vice President of Sumitomo Metal Mining America Inc., as well
1,000 Class B Subordinate Voting (10)                   as a  director  of  several  other  companies  which are  subsidiaries  of
    0 Deferred Share Units                              Sumitomo Metal Mining America Inc. (mining and mine development  company).
                                                        Mr. Kuriyama is a resident of Vancouver, B.C., Canada and is 56.
===================================================================================================================================
DONALD R. LINDSAY                       Not             Don Lindsay joined Teck Cominco  Limited as President in January 2005, was
Director Since:  2005                   Independent     appointed  a director in  February,  2005 and Chief  Executive  Officer in
Shareholdings:                          (12)            April,  2005.  He is a graduate of Queens  University  (B.Sc.,  Hons.) and
250,000 Class B Subordinate Voting                      Harvard Business School (M.B.A.) He is a director of Fording (GP) ULC. Mr.
 64,432 Deferred Share Units (1)                        Lindsay was employed by CIBC World Markets Inc.  (investment banking) from
                                                        1985 to 2004 where he was President of CIBC World  Markets  Inc.,  Head of
                                                        Investment and Corporate Banking and Head of the Asia Pacific Region.  Mr.
                                                        Lindsay is a resident of Vancouver, B.C., Canada and is 48.
===================================================================================================================================
TAKURO MOCHIHARA                        Independent     Takuro  Mochihara  joined the Board of Teck  Corporation  in 2000. He is a
Director Since:  2000                   (9)             graduate of the  University of Tokyo,  Faculty of Law. Mr.  Mochihara held
Shareholdings:                                          managerial   positions   with   Mitsubishi   Canada  Ltd.  and  Mitsubishi
1,000 Class B Subordinate Voting (10)                   Corporation  (general trading  companies) from 1986 to 2000 when he joined
6,910 Deferred Share Units (1)                          Sumitomo Metal Mining Co. Ltd. (mining and mine development company) where he is  currently a director and senior  managing  executive  officer.  Mr.
                                                        Mochihara is a resident of Tokyo, Japan and is 61.
===================================================================================================================================
DEREK G. PANNELL                        Independent     Derek Pannell was appointed a director of Teck Cominco  Limited in October
Director Since:  2006                   (9)             2006. He is a graduate of Imperial College in London,  England (BSc. Eng.)
Shareholdings:                                          and the Royal School of Mines,  London,  England  (ARSM).  Mr. Pannell was
 1,000 Class B Subordinate Voting                       President and C.O.O. of Noranda/Falconbridge from 2001 to October 2006 and
         0 Deferred Share Units                         Vice  President,  Operations of Compania Minera Antamina from 1999 - 2001.
(6), (7)                                                He is presently the Managing Partner of Brookfield Asset Management (asset management  company).  Mr.  Pannell  is  also  an  Honorary  Professor  of
                                                        Universidad  Nacional de Ingeneria,  Lima, Peru. Mr. Pannell is a resident of Toronto, Ontario, Canada and is 60.
===================================================================================================================================

===================================================================================================================================
JANICE G. RENNIE                        Independent     Janice Rennie is a corporate director. She is a graduate of the University
F.C.A.                                  (9)             of Alberta  (BComm.) and a Chartered  Accountant.  Ms. Rennie was Sr. Vice
New Nominee                                             President,  Human  Resources and  Organizational  Effectiveness  for Epcor
Shareholdings:                                          Utilities  Inc.  from  2004 to 2005.  Prior to 2004 she was  Principal  of
500 Class B Subordinate Voting                          Rennie & Associates which provided  investment and related advice to small
Nil  Deferred Share Units                               and mid-size companies.  Ms. Rennie is a director of Canadian Hotel Income
                                                        Properties Real Estate  Investment  Trust,  Greystone  Capital  Management
                                                        Inc.,  Matrikon Inc., Nova Chemicals  Inc.,  Methanex Corp and West Fraser
                                                        Timber Co. Ltd. Ms. Rennie is a resident of Edmonton,  Alberta, Canada and is 49.
===================================================================================================================================
WARREN S.R. SEYFFERT                    Independent     Warren S. R. Seyffert Q.C.  joined the Board of Teck  Corporation  in 1989
Q.C.                                    (9)             and was a member  of the  Board of  Cominco  from  2000 to the date of the
Director Since:  1989                                   merger.  He is a graduate of the  University of Toronto Law School (LL.B.)
Shareholdings:                                          and York University, Osgoode Hall (LL.M). He was a partner of the law firm
40,400 Class B Subordinate Voting                       Lang  Michener LLP from 1969 to 2001 and is currently  counsel  there.  He
6,684 Deferred Share Units                              taught "Law of Corporate Management" for over 12 years at Osgoode Hall Law
(6)                                                     School.  He is a director  of  various  public  and  private  corporations including  Allstate  Insurance  Company  of  Canada,  Pembridge  Insurance
                                                        Company, The Kensington Health Centre and St Andrew Goldfields Ltd. and is
                                                        an  Honourary  Trustee of the Royal  Ontario  Museum.  Mr.  Seyffert  is a
                                                        resident of Toronto, Ontario, Canada and is 66.
===================================================================================================================================
KEITH E. STEEVES                        Independent     Keith E. Steeves joined the Board of Teck Corporation in 1981. He received
F.C.A.                                  (9)             his Chartered  Accountant  certification in 1963 in Alberta and in 1964 in
Director Since:  1981                                   British  Columbia.  Mr.  Steeves  was Senior  Vice-President  Finance  and
Shareholdings:                                          Administration  at Bethlehem Copper  Corporation until 1981 and an officer
15,000 Class B Subordinate Voting                       of Teck Corporation from 1981-1996. He is a member of the British Columbia
   6,684 Deferred Share Units                           and the  Canadian  Institutes  of  Chartered  Accountants  and the British
(2), (4), (7)                                           Columbia and the Canadian Financial Executives Institutes.  Mr. Steeves is
                                                        a resident of Richmond, B.C., Canada and is 74.
===================================================================================================================================
CHRIS M.T. THOMPSON                     Independent     Chris M. T. Thompson joined the Board of Teck Cominco in June, 2003. He is
Director Since:  2003                   (9)             a graduate of Rhodes  University,  SA (BA Law &  Economics)  and  Bradford
Shareholdings:                                          University,  UK (MSc).  Mr. Thompson was the Chief  Executive  Officer and
35,500 Class B Subordinate Voting                       Chairman of the Board of Gold Fields Ltd.  (precious  metal producer) from
  6,684 Deferred Share Units                            1998 - 2002 and was the  Chairman  of the Board from 1998 until  November,
(1), (2), (5), (6), (7)                                 2005.  He was  Chairman  of the World Gold  Council  from April 2002 until
                                                        April 2005 and is currently a director of Frontera Copper Corporation. Mr.
                                                        Thompson is a resident of Englewood, Colorado, U.S.A. and is 59.
===================================================================================================================================
ROBERT J. WRIGHT  C.M., Q.C.            Independent     Robert J. Wright Q.C. served as Chairman of the Board of Teck  Corporation
Director Since:  1968-1971; 1971-1989   (9)             from 1994 to 2000 and has been lead  director  since 2000. He was a member
and 1994                                                of the  Board  of  Cominco  from  1994 to the  date of the  merger.  He is
Shareholdings:                                          currently Chairman of the Corporate  Governance & Nominating  Committee of
40,000 Class B Subordinate Voting                       Teck Cominco.  Mr. Wright is a graduate of Trinity College,  University of
13,996 Deferred Share Units                             Toronto (B.A.) and Osgoode Hall Law School (LL.B.).  He was a partner with
(1), (2), (3), (5)                                      Lang  Michener  LLP from  1964 to 1989  and the  Chairman  of the  Ontario
                                                        Securities  Commission from 1989 to 1993. He is Chairman and member of the
                                                        Executive  Committee of the Mutual Fund Dealers  Association,  Chairman of
                                                        Armtec  Infrastructure  Income Fund,  director and member of the Executive
                                                        Committee  of the AARC  Foundation,  a director of  Pathways to  Education
                                                        Canada and  Chairman of Resolve  Business  Outsourcing  Income  Fund.  Mr.
                                                        Wright was appointed a Member of the Order of Canada in April,  1997.  Mr.
                                                        Wright is a resident of Toronto, Ontario, Canada and is 74.
===================================================================================================================================

NOTES:

(1)  Member of the Executive Committee of the Board.
(2)  Member of the Audit Committee of the Board.
(3)  Member of the Compensation Committee of the Board.
(4)  Member of the Pension Committee of the Board.
(5)  Member of the Corporate Governance & Nominating Committee of the Board.
(6)  Member of the Environment, Health & Safety Committee of the Board.
(7)  Member of the Reserves Committee.
(8) N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares" in this Management Proxy Circular. Dr. Keevil retired as Chief Executive Officer of the Company in 2001. The Board has determined that, as Chairman of the Board, he is not independent.
(9) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director's ability to act with a view to the best interests of the Company other than interests and relationships arising solely from holdings in the Company, and (b) is not considered to have a direct or indirect material relationship with the Company under subsection 1.4 of multilateral instrument 52-110.
(10) Messrs. Mochihara and Kuriyama are employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo") and, as such, are required to hold these shares in trust for Sumitomo.
(11) Family relationship with N.B. Keevil.
(12) Officer of the Company.

SHAREHOLDINGS OF  BOARD MEMBERS AS AT MARCH 1, 2007

o    Total number of Class A Shares held by all directors: 209,440
o    Total  number  of Class A  Shares  held by all  non-executive  directors:
     209,440
o    Total number of Class B subordinate  voting shares held by all directors:
     883,077
o Total number of Class B subordinate voting shares held by all non-executive directors: 633,077
o    Total value of Class A Shares held by all directors: $17,875,704
o    Total value of Class B subordinate  voting shares held by all  directors:
     $72,412,314
o    Total  value  of  Class A  Shares  held by all  non-executive  directors:
     $17,875,704
o Total value of Class B subordinate voting shares held by all non-executive directors: $51,912,314
o Values are based on the closing price of Class A and Class B subordinate voting shares on the Toronto Stock Exchange on March 1, 2007 ($85.35 and $82.00 respectively).


APPOINTMENT OF  AUDITOR

        Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as the Auditor of the Company to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the Auditor's remuneration. PricewaterhouseCoopers LLP or its predecessor has been the Auditor of the Company for more than 5 years.

AUDITOR'S FEES

        For the years ended December 31, 2006 and 2005, the Company paid the external auditor $4,218,000 and $2,028,000 respectively as detailed below:

                                          Year Ended             Year Ended
                                          2006 ($000)            2005 ($000)
                                          -----------            -----------
        Audit Services(1)                   3,405                  1,369
        Audit Related Services(2)            593                    330
        Tax Fees(3)                          191                    146
        All Other Fees                        29                    183

Notes:
(1) Includes services that are provided by the Company's independent auditor in connection with the audit of the financial statements and internal controls over financial reporting.
(2) Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3) In 2006 fees are for international tax services and advice provided to foreign offices.

       AMENDMENT OF ARTICLES - TWO-FOR-ONE SUBDIVISION OF CLASS A COMMON
                 SHARES AND CLASS B SUBORDINATE VOTING SHARES

        At the meeting, shareholders will be asked to vote on a special resolution (the "Special Resolution") amending the Company's articles to subdivide the issued and outstanding Class A common shares and Class B subordinate voting shares on a two-for-one basis (the "Share Split").

        The Board believes that the Share Split may encourage greater market liquidity and wider distribution of shares among retail investors, as a lower share price makes a board lot of shares more affordable.

        The Share Split will not change the rights of holders of Class A common shares or Class B subordinate voting shares, or the relative voting rights attached to the Class A common shares and Class B subordinate voting shares as a whole. After the Share Split, each Class B subordinate voting share outstanding will be entitled to one vote and each Class A common share outstanding will be entitled to 100 votes. All shares will be fully paid and non-assessable. As a result of the Share Split, there will be certain consequential amendments to outstanding rights and options to acquire Class B subordinate voting shares and to the Company's share-based incentive compensation plans to preserve proportionately the rights of holders of outstanding rights and options. The number of outstanding deferred share units, restricted share units and options will double and option exercise prices will be halved. These adjustments will not take effect until the Share Split has been approved by shareholders and implemented by the Company by filing Articles of Amendment with Industry Canada.

        Under existing Canadian income tax law and published administrative practice and taking into account all published proposals for amendments, the proposed Share Split will not result in taxable income or in any gain or loss on the disposition of the Class A common shares or Class B subordinate voting shares. The adjusted cost base of each share held immediately after the Share Split will be an amount equal to one-half of the adjusted cost base of each share held immediately before the Share Split.

        Also, under existing United States federal income tax law, generally the proposed Share Split will not result in taxable income or in any gain or loss to the holders of Class A common shares or Class B subordinate voting shares. The tax basis in the existing shares generally will be allocated proportionately to the shares held after the completion of the proposed Share Split, resulting in a tax basis in each share that is one-half of the basis of the shares held immediately prior to the Share Split. The holding period of the shares held after the proposed Share Split will include the holding period of the existing shares for purposes of determining whether a subsequent sale of shares qualifies as a short-term or long-term capital gain or loss. If a holder holds both Class A common shares and Class B subordinate voting shares, or if a holder has two or more lots of shares, bought at different dates and prices, special rules apply and the holder should consult his or her tax advisor regarding the method for allocating the tax basis and for determining the holding period of each share. Other rules may apply to holders who are subject to special provisions under the U.S. Internal Revenue Code.

        If the Special Resolution is passed at the meeting and the Share Split is implemented, Articles of Amendment will be filed to subdivide the shares and shareholders of record as of the close of business on May 7, 2007 (the "Record Date") will keep their current share certificates and will be provided with additional share certificates representing the Class A common shares or Class B subordinate voting shares to which they are entitled as a result of the Share Split. It is currently expected that the Company or its transfer agent, CIBC Mellon Trust Company, will mail those certificates on or about May 10, 2007 (the "Mailing Date"). Currently outstanding share certificates representing Class A common and Class B subordinate voting shares should be retained by shareholders and should not be forwarded to the Company or its transfer agent. Pursuant to the rules of the Toronto Stock Exchange, the Class A common shares and Class B subordinate voting shares will commence trading on a subdivided basis at the opening of business on May 3, 2007, being two trading days prior to the Record Date. Pursuant to the rules of the New York Stock Exchange, the Class B subordinate voting shares will commence trading on a subdivided basis on that exchange one business day after the Mailing Date (but will, from the opening of business on May 3, 2007 until trading commences on a subdivided basis, trade with a "due bill" that will entitle the holder of each Class B subordinate voting share to one Class B subordinate voting share of the Company after the subdivision has occurred). If the shareholders approve the Special Resolution, the Company expects to adjust the semi-annual dividend on our Class A common and Class B subordinate voting shares to maintain the pre-split rate.

        Shareholders voting against the Special Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Company to repurchase their shares if the Special Resolution is approved by shareholders and implemented by the Company.


                   SPECIAL RESOLUTION TO AMEND THE ARTICLES
                       TO GIVE EFFECT TO THE SHARE SPLIT

        THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SPECIAL RESOLUTION. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the Special Resolution. The text of the Special Resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set out below.

BE IT RESOLVED as a special resolution that:

  1. Pursuant to section 173 of the CANADA BUSINESS CORPORATIONS ACT (the "Act"), the articles of the Company be amended to subdivide the issued and outstanding Class A common shares and Class B subordinate voting shares on a two-for-one basis.

  2. Any one of the directors or officers of the Company is hereby authorized to sign all such documents, including, without limitation, Articles of Amendment, and to do all such acts and things, including, without limitation, delivering such Articles of Amendment to the director under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing.

  3. The directors of the Company may, in their discretion, without further approval of the shareholders, revoke this Special Resolution at any time before a Certificate of Amendment is issued in respect of the foregoing.

          REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

        The guidelines for corporate governance disclosure first published for comment in October 2004, became effective in June of 2005 and the Canadian Securities Administrators ("CSA") agreed to National Policy 58-201 which provides specific guidance on corporate governance. In addition to the corporate governance guidelines, the CSA adopted a national instrument and new form dealing with the disclosure of corporate governance practices.

        We carefully considered the guidelines in the annual review of our corporate governance practices which, like the regulations, have evolved during the past year. The corporate governance that follows fully complies with the disclosure requirements.

THE BOARD

        Our primary focus is on independence from management and the Board is of the view that ownership of even a significant number of shares is not, by itself, a bar to a finding of independence. Thus under the guidelines and, in the opinion of the Board, Mr. Kuriyama and Mr. Mochihara are independent directors even though they are officers of a significant shareholder, Sumitomo Metal Mining. Dr. Norman Keevil, Chairman, is a director of Temagami Mining Company Limited, a significant shareholder (see "Voting Shares and Significant Shareholders", page 3). The Board has determined, in discussions with Dr. Keevil, that due to the extent of his involvement with the Company as Chairman of the Board, he and his son, Norman Keevil III, are not independent directors. Information on each of the 14 nominees for election to the Board at the Annual General Meeting can be found on pages 5 to 7 of this Management Proxy Circular and in the Annual Report. Each nominee is identified as either "independent" or "not independent" and the basis of that determination can be found in the footnotes that follow that disclosure. Eleven of the fourteen nominees are independent directors

        The Board has appointed the lead director, Mr. Wright, who is independent, as the lead director and Chairman of the Corporate Governance and Nominating Committee. As lead director, Mr. Wright chairs the annual and special meetings of the shareholders and plans and organizes the activities of the Board including the preparation for and the conduct of Board meetings. He is either a member or ad hoc member of each of the committees of the Board. The majority of the Board and the nominees to the Board are independent. The following directors and nominees are independent: J. B. Aune, J. H. Bennett,
H. J. Bolton, J. G. Rennie, T. Kuriyama, D. J. Pannell, T. Mochihara, W.S.R. Seyffert, K. E. Steeves, C. M. T. Thompson and R. J. Wright. The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors. The independent directors met without members of management in attendance at three regularly scheduled Board meetings in 2006. The CSA corporate governance guidance suggest that independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. While we believe that it is important that the Board regularly meet without management, we believe that open and candid discussion amongst independent directors is not inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted.

        As set out in our mandate on pages 16 and 17, succession planning is a critical board responsibility that includes both management and board succession. In 2006 and 2007, 3 directors will reach our mandatory retirement age - age 75. The Board has taken stock of the skills and experience that will remain on the Board and those that the Board will need to fulfill its mandate. Derek Pannell was appointed to the Board in 2006 and brings with him a wealth of experience in the mining and resource sector. Janice Rennie is a new nominee to the Board and, if elected, will add considerably to the Board's financial and oil and gas experience.

        The following directors are directors or trustees of other reporting issuers as set out after their names:


J. Brian Aune                   Constellation Software Inc. and Power
                                Financial Corporation.

Jalynn H. Bennett               Canadian  Imperial  Bank of  Commerce,  Nortel
                                Networks    Limited   and   Nortel    Networks
                                Corporation.

Hugh J. Bolton                  Epcor Utilities Inc.,  Matrikon Inc.,  Toronto
                                Dominion  Bank,   WestJet  Airlines  Ltd.  and
                                Canadian National Railway Company.

Janice G. Rennie                Canadian Hotel Income  Properties  Real Estate
                                Investment   Trust,    Matrikon   Inc.,   Nova
                                Chemicals Inc., Methanex Corp. and West Fraser
                                Timber Co. Ltd.

Warren S. R. Seyffert           St Andrew Goldfields Ltd.


Chris M. T. Thompson            Frontera Copper Corporation.

Robert J. Wright                Armtec Infrastructure Income Fund and Resolve
                                Business Outsourcing Income Fund.

--------------------------------------------------------------|-----------------------------------------------------------------
                       SUMMARY OF BOARD &                     |                   SUMMARY OF ATTENDANCE BY
                   COMMITTEE MEETINGS HELD (1)                |                          DIRECTORS
--------------------------------------------------------------|-----------------------------------------------------------------
                                                              |  Director                     Board Meetings      Committee
                                                              |                                  Attended         Meetings
                                                              |                                                   Attended
                                                              |
Board of Directors                                       28   |  J. Brian Aune                   27 of 28         18 of 21
(a)  Audit Committee                                     14   |  Jalynn H. Bennett (2)           26 of 28         16 of 16
(b)  Executive Committee                                 6    |  Hugh J. Bolton                  27 of 28         14 of 14
(c)  Corporate Governance  & Nominating                  8    |  Norman B. Keevil                26 of 28          6 of 6
      Committee                                               |  Norman B. Keevil III            27 of 28          4 of 4
(d)  Compensation Committee                              5    |  Takashi Kuriyama (3)             9 of 15 (5)      2 of 2
(e)  Pension Committee                                   2    |  Donald R. Lindsay               28 of 28          6 of 6
(f)  Environment, Health & Safety Committee              4    |  Takuro Mochihara                19 of 28 (6)      2 of 6 (6)
(g)  Reserves Committee                                  2    |  Derek G. Pannell (4)             2 of 2             n/a
                                                              |  Warren S.R. Seyffert            23 of 28          4 of 4
                                                              |  Keith E. Steeves                28 of 28         18 of 18
                                                              |  Chris M. T. Thompson            25 of 28         31 of 34
                                                              |  Robert J. Wright                28 of 28         33 of 33
--------------------------------------------------------------|-----------------------------------------------------------------

(1) The overall attendance was 91% at Board meetings and 95% at Committee meetings for the year.
(2) Jalynn H. Bennett was appointed a member of the Corporate Governance & Nominating Committee on September 5, 2006.
(3) Takashi Kuriyama was appointed a director on June 23, 2006 and a member of the Environment, Health & Safety Committee on September 5, 2006.
(4) Derek G. Pannell was appointed a director on October 30, 2006 and a member of the Environment, Health & Safety and the Reserves Committees on November 23, 2006.
(5) Takashi Kuriyama did not attend 6 of the Board Meetings due to a conflict of interest.
(6) Takuro Mochihara did not attend 7 of the Board Meetings and 4 of the Executive Committee meetings due to a conflict of interest.

        The Board is responsible for the stewardship of the Company. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Company. Management of the Company and execution of the strategic plan is delegated to the Chief Executive Officer and management. The Board provides guidance and direction to management in pursuit of the Company's goals and strategic plans. The responsibilities of the Board are set out in full in the Board Mandate on pages 16 and 17.

POSITION DESCRIPTIONS

        The Board has developed written position descriptions for the Chairman, the lead director and the Chairman of Board committees. The Board and the CEO have developed a written position description for the CEO delineating his role and responsibilities.

ETHICAL BUSINESS CONDUCT

        The Board has adopted a written Code of Ethics for the directors, officers and staff employees. The Code, which has been recently amended is filed on SEDAR and posted on the Company's website. A copy of the Code can also be obtained from the Corporate Secretary of the Company at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9.

        Compliance with the Code is monitored by an annual survey of directors and staff employees. directors and employees are required to certify that they have complied with the Code and are not aware of any non-compliance.

        The Company maintains an anonymous whistleblower hotline under the "Doing What's Right Program" to encourage employees to report unethical conduct. Awareness of compliance and ethical issues will be enhanced by a web-based training program to be introduced in the first quarter of 2007.

        Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering. To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

NOMINATION OF DIRECTORS

        The Corporate Governance and Nominating Committee, in consultation with the Chairman of the Board, identifies and recommends to the Board nominees for election or re-election to the Board or for appointment to fill any vacancy that is anticipated or has arisen on the Board taking into account the competencies and skills each nominee will bring to the boardroom as a complement to the competencies and skills that the Board possesses as a whole. The Corporate Governance and Nominating Committee is composed entirely of independent directors and a summary of its Mandate with respect to the nomination of directors follows.

        The Committee's responsibilities with respect to the nomination of directors include the identification of the appropriate competencies and skills considered to be necessary for the Board as a whole; developing and annually updating a long-term plan for the Board's composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Company's business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of Board committees and reviewing and making recommendations regarding the orientation and education of new Board members and their ongoing education. The Board appoints a Chairman of the Committee who is either the Chairman of the Board or the lead director. The Chairman, in consultation with the Committee members, determines the schedule and frequency of Committee meetings provided that the Committee meets at least four times per year.

COMPENSATION

        The Compensation Committee, which is comprised entirely of independent directors, determines the compensation for the Company's directors and officers. Management on behalf of the Committee engaged Mercer Human Resource Consulting to provide specific information on executive and director compensation. Mercer's mandate included a survey of market practices and a technical analysis of this information relative to the Company's compensation plans and practices.

        The Compensation Committee is responsible for reviewing and approving the CEO's corporate goals and objectives, evaluating the CEO's performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO's compensation and non-CEO officer and director compensation, incentive compensation plans and equity-based plans; reviewing the executive compensation disclosure contained in this Management Proxy Circular; approving the grant of stock options and deferred and restricted share units to Named Executive Officers, executives and employees; reviewing compensation policies and proposals with reference to other Canadian mining and metal refining companies with comparable revenues and market capitalization; and making a recommendation to the Board of Directors in respect to the compensation and grant of deferred share units and restricted share units to those directors who are not officers of the Company. The Chairman of the Committee consults with Committee members to determine the schedule and frequency of Committee meetings provided that the Committee is required to meet at least twice per year.

        Each of the Corporate Governance and Nominating Committee and the Compensation Committee, when they consider it necessary or advisable, may retain at the Company's expense, outside consultants or advisors to assist or advise it independently on any matter within its Mandate. The committees have the sole authority to retain and terminate any such consultants or advisors.

OTHER BOARD COMMITTEES

        In addition to the Audit, Corporate Governance and Nominating and Compensation Committees, the Company has an Executive Committee, a Pension Committee, an Environment, Health and Safety Committee and a Reserves Committee. The Executive Committee has been delegated all the powers of the Board in respect of the management and direction of the business and affairs of the Company except for those powers specified in subsection 115(3) of the CANADA BUSINESS CORPORATIONS ACT and those matters that are specifically excluded by the Board from such delegation. The Executive Committee enables the Board to react quickly to changing developments and opportunities. Any action taken by the Executive Committee is reported to the Board at the meeting next succeeding such action and is subject to revision or alteration by the Board provided that no acts or rights of third parties may be affected or invalidated by any such revision or alteration.

        The Pension Committee was formed to assist the Board in fulfilling its pension-related responsibilities to the members of the Company's pension plans and to the Company. The Committee oversees and monitors the management and overall governance of the Company's various pension plans.

        The  Environment,   Health  and  Safety  Committee  reviews  corporate
policies, procedures and performance with respect to the environment and employee occupational health and safety. The Committee also monitors compliance with applicable environment, health and safety laws and regulations relating to the Company's business and operations and reviews significant findings of internal and external environmental audit reports.

        The Reserves Committee has been delegated the authority of the Board to review the externally disclosed oil and gas reserves data and mineral resource and reserve estimates of the Company, as well as the reserves data of the independent engineers charged with evaluating the Company's oil and gas reserves, and to recommend the appointment of such engineers and approval of oil and gas reserves disclosure and mineral reserve and resource disclosure to the Board.

ASSESSMENTS

        The Board conducts an annual survey to assess the performance of the Board, the committees and individual directors. We rely on the self-assessment approach to individual director performance together with follow-up interviews on the assessments with the lead director.



Presented by the Committee:

         R. J. Wright, Chairman
         J. B. Aune
         J. H. Bennett
         C. M. T. Thompson

                       MANDATE OF THE BOARD OF DIRECTORS

        The Board of Directors is responsible for the stewardship of the Company. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Company. Management of the Company and execution of the strategic plan is delegated to the Chief Executive Officer and management. The Board provides guidance and direction to management in pursuit of the Company's goals and strategic plans. The Board is responsible for:

(a) selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create a culture of integrity throughout the organization;

(b)     succession   planning,   including  the  training  and  monitoring  of
        management;

(c)     with  the  advice  of  the  Compensation   Committee,   approving  the
        compensation   of  the  senior   management   team  and  approving  an
        appropriate compensation program for the Company's personnel;

(d) approving the annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public;

(e) adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(f) identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;

(g) adopting a communication and continuous disclosure policy for the Company and monitoring its implementation;

(h) overseeing the policies and procedures implemented by management to ensure the integrity of the Company's internal control, financial reporting and management information systems;

(i) adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Company for all directors;

(j) appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the CANADA BUSINESS CORPORATIONS Act, a Board committee has no authority to exercise;

(k) determining whether individual directors meet the requirements for independence set out in the rules of the stock exchanges and securities regulatory authorities to which the Company is subject, and make such disclosures as are required with respect to that determination; and

(l) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck Cominco.

DECISIONS REQUIRING BOARD APPROVAL

        The CEO has been delegated by the Board the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $10 million per item or group of similar items. The CEO together with the Chairman, have been delegated the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $20 million per item or group of similar items. The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise have been adopted by the Board of Directors. Projects involving expenditures or commitments in excess of these limits must receive Board approval. The Board retains responsibility for significant changes in the Company's affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

MEASURES FOR RECEIVING FEEDBACK FROM SECURITY HOLDERS

        The Company has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Company via the investor relations group through email at the Company's website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly or by passing the request along to the appropriate department in the company for their response. Investor feedback is evaluated by the Vice President Investor Relations & Strategic Analysis and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts' reports on the Company are reported quarterly to the Board.

EXPECTATIONS OF MANAGEMENT

        The day-to-day management of the Company and its operations is the responsibility of management under the direction of the CEO. The Board expects management to manage and maintain the Company's operations efficiently and safely. The Board has adopted a Code of Ethics that requires each employee to maintain the highest ethical standards of behaviour while conducting the Company's business.

EXPECTATIONS AND RESPONSIBILITIES OF DIRECTORS

        Directors are expected to attend all regularly scheduled Board and Committee meetings and to have reviewed in advance the meeting materials.

DIRECTOR ORIENTATION AND EDUCATION

        The Board shall ensure that all new directors receive a comprehensive orientation. New directors shall be provided with a copy of the Company's key policies, codes and mandates. The Board shall encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company's operations, business and key issues.

                         REPORT OF THE AUDIT COMMITTEE

        The purpose of the Audit Committee (the "Committee") of the Board of Directors of the Company is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

   o    integrity,   adequacy  and  timeliness  of  the  Company's   financial
        reporting and disclosure practices;

   o    processes  for  identifying  and  managing  the  principal   financial
        reporting risks of the Company and the Company's internal control systems that ensure fair, complete and accurate financial reporting;

   o Company's compliance with legal and regulatory requirements related to financial reporting;

   o    independence and performance of the Company's external auditor; and

   o audit plans, programs and results of audits performed by the Company's internal audit department.

        The Audit Committee is made up of five independent members of the Board. All of the members of the committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Company's securities trade. In addition, the Board has determined that there is at least one audit committee member who has the attributes of an audit committee financial expert. Hugh Bolton, Chair of the Company's Audit Committee, is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission's regulation implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 and is independent under the applicable listing standards of the New York Stock Exchange. The Board's determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the committee or the Board. In carrying out its responsibilities the committee meets regularly without management present with the external auditor, with the Company's internal auditor, and alone.

         THE FOLLOWING IS A BRIEF SUMMARY OF THE AUDIT COMMITTEE'S ACTIVITIES IN 2006.

FINANCIAL REPORTING

The Committee:

   o reviewed the annual and interim financial statements, Management's Discussion and Analysis, news releases and other financial disclosures with management and the external auditor prior to approval by the Board and to publication. These reviews included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws. The Deputy Chairman of the Committee attended two meetings of management's Disclosure Committee to observe and assess senior management's process for confirming full disclosure in financial news releases;

   o obtained assurances from management and the external auditor that the Company is in full compliance with legal and regulatory requirements related to financial reporting;

   o ensured that an adequate system is in place for employees to report on a confidential and anonymous basis accounting, auditing, financial reporting and disclosure practices they find questionable; and

   o based on this information, the Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.



WITH RESPECT TO THE EXTERNAL AUDITOR

The Committee:

   o reviewed with the external auditor the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditor's independence;

   o    received  the  written   disclosures  from  the  external  auditor  as
        recommended by the Canadian Institute of Chartered Accountants;

   o reviewed the independence of the external auditor including a review of non-audit services and the auditor's written assurance of its relationships with the Company and its compensation;

   o required prior approval of all services provided by the external auditor;

   o    approved the fees payable to the external auditor; and

   o reviewed the overall performance of the external auditor and on the recommendation of the Committee, the Board is recommending that shareholders appoint PricewaterhouseCoopers LLP as the auditor of the Company for 2007.


WITH RESPECT TO THE INTERNAL AUDITOR

The Committee:

   o    reviewed the independence of the internal auditors; and

   o reviewed with the Director, Compliance & Internal Audit the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

FINANCIAL CONTROLS PROGRAM ("FCP")

The Committee:

   o continued its oversight of the FCP. The primary purpose of the FCP is to build an auditable and sustainable process to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting and equivalent Canadian rules. The FCP enabled management to certify the effectiveness of the Company's internal controls structure and procedures for financial reporting, in accordance with the relevant rules. The external auditors have reported on and attested to management's certification. The assessment involved an extraordinary amount of work by the Company's employees, and external and internal auditors, with oversight by the Audit Committee. The Committee will continue to monitor the FCP and oversee management's maintenance of the Company's internal controls over financial reporting.


CHARTER AND KEY PRACTICES

The Committee:

   o annually reviews its Mandate and in November, 2006 revised its Mandate in light of recent regulatory initiatives in the United States and Canada. In particular, the Committee reviewed the Company's use of the external auditor for non-audit services. A detailed breakdown of fees is set out on page 8 of this Circular;

   o in pursuit of continuous improvement, continued the process for assessing its effectiveness. As a result of discussions stimulated by a survey completed by Committee members, senior financial management and the external and internal auditors in 2006, a number of improvements were made to the Committee's activities; and

   o ensured that the full text of the Audit Committee's Charter and Key Practices is included in the Company's Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Company's website.




Presented by the Committee:

         H. J. Bolton, Chairman
         K. E. Steeves, Deputy Chairman
         J. H. Bennett
         C. M. T. Thompson
         R. J. Wright

1.      COMPENSATION OF NAMED EXECUTIVE OFFICERS

        The following table sets forth all annual compensation paid in respect
of  the  Named  Executive  Officers  (as  defined  in  applicable   securities
legislation) of the Company at December 31, 2006.

                                             SUMMARY COMPENSATION TABLE
=========================================================================================================================
                                                                                                 Long Term
                                               Annual Compensation                         Compensation Awards
                                     ----------------------------------------  ------------------------------------------
                                                                                Securities Under           Units
   Name and Principal                                          Other Annual     Options Granted      Subject to Resale
        Position            Year       Salary       Bonus     Compensation(1)   (Class B Shares)      Restrictions(2)
                                                                                                   ----------------------
                                        ($)          ($)            ($)             (Number)           ($)         (#)
-------------------------------------------------------------------------------------------------------------------------
D. R. Lindsay (3)           2006      900,000      950,000           -               50,000         1,209,604    18,217
President and Chief         2005      800,000      644,800           -               75,000         1,867,483   45,435(4)
Executive Officer            n/a         -            -              -                 -
-------------------------------------------------------------------------------------------------------------------------
P. G. J. Kukielski (5)      2006      343,750      350,000     1,170,000(6)            -            6,385,245   83,500(7)
Executive Vice President     n/a         -            -              -                 -                -           -
& Chief Operating Officer    n/a         -            -              -                 -                -           -
-------------------------------------------------------------------------------------------------------------------------
R. J. Vance (8)             2006      400,000      400,000      200,000(9)           16,650          816,529     12,577
Senior Vice President,       n/a         -            -              -                 -                -           -
Corporate Development        n/a         -            -              -                 -                -           -
-------------------------------------------------------------------------------------------------------------------------
P. C. Rozee                 2006      370,000      375,000           -               15,000          350,357      5,276
Senior Vice President,      2005      366,250      100,000           -               10,000          230,162      5,091
Commercial Affairs          2004      351,250       150,000          -               15,000          91,993       4,542
-------------------------------------------------------------------------------------------------------------------------
R. A. Millos (10)           2006      335,000      275,000           -               15,000          336,949      5,073
Senior Vice President,      2005       77,500         -              -                 -                -           -
Finance and Chief            n/a         -            -              -                 -                -           -
Financial Officer
-------------------------------------------------------------------------------------------------------------------------
M. P. Lipkewich (11)        2006      500,000      250,000      656,322(12)          20,000          599,882      9,034
Senior Vice President,      2005      542,500      100,000           -               20,000          460,365     10,183
Mining                      2004      512,500      500,000           -               30,000          184,010      9,085
=========================================================================================================================

NOTES:
(1) Perquisites and other personal benefits for each of the above officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.
(2) Dividend equivalents are credited to a participant's account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. The units vest on the third anniversary of the end of the calendar year immediately preceding the grant. Dollar figures are based on the closing price of Class B subordinate voting shares on the date of issue.
(3) Mr. Lindsay was appointed President of the Company on January 1, 2005 and Chief Executive Officer on April 27, 2005.
(4)  Includes 22,500 units granted as a signing bonus.
(5) Mr. Kukielski was appointed Executive Vice President & Chief Operating Officer on July 17, 2006. (6) Includes approximately $750,000 in recognition of cash compensation that Mr. Kukielski would have received under the retention and change in control arrangements of his former employer. The balance is a signing bonus.
(7) Share units granted in recognition of equity compensation that Mr. Kukielski would have received under the long term incentive plans of his former employer.
(8) Mr. Vance was appointed Senior Vice President, Corporate Development on January 1, 2006.
(9)  Signing bonus.
(10) Mr. Millos was appointed Senior Vice President, Finance and Chief Financial Officer on October 3, 2005. From June 1, 2003 to October 2, 2005 he was Vice President and Chief Financial Officer of Elk Valley Coal Partnership and the Fording Canadian Coal Trust. From January 1, 2003 to May 31, 2003 he was Vice President, Corporate Finance of the Company (but was not a Named Executive Officer).
(11) Mr. Lipkewich retired in 2006.
(12) Accrued vacation pay.

2.     OPTIONS TO PURCHASE SECURITIES

        The following table sets forth information concerning individual grants of options to purchase Class B subordinate voting shares of the Company made during 2006 to each of the Named Executive Officers of the Company.

=====================================================================================================================
                                                                            Market Value of
                                           % of Total                         Securities
                           No. of            Options       Exercise or    Underlying Options
                      Securities Under     Granted to      Base Price    on the Date of Grant
                           Options        Employees in
        Name             Granted(1)           2006        ($/Security)       ($/Security)           Expiration Date
---------------------------------------------------------------------------------------------------------------------
D. R. Lindsay              50,000              14%            66.40              66.40            15 February 2014
---------------------------------------------------------------------------------------------------------------------
P. G. J. Kukielski            0                n/a             n/a                n/a                   n/a
---------------------------------------------------------------------------------------------------------------------
R. J. Vance                16,650             4.7%            66.40              66.40            15 February 2014
---------------------------------------------------------------------------------------------------------------------
P. C. Rozee                15,000             4.2%            66.40              66.40            15 February 2014
---------------------------------------------------------------------------------------------------------------------
R. A. Millos               15,000             4.2%            66.40              66.40            15 February 2014
---------------------------------------------------------------------------------------------------------------------
 M. P. Lipkewich           20,000             5.6%            66.40              66.40            01 November 2009
=====================================================================================================================

 NOTE:
(1)  Options vest in equal amounts over 3 years.


3. AGGREGATED OPTION EXERCISES DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

        The value of options held by each Named Executive Officer at year-end is set out in the table below.

======================================================================================================================
                             AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
                        COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
----------------------------------------------------------------------------------------------------------------------
                              No. of        Aggregate                                        Value of Unercised
                            Securities        Value      No. of Unexercised Options         In the Money Options
                            Acquired on      Realized        at December 31, 2006         At December 31, 2006 ($)
          Name               Exercise           ($)       Exercisable/Unexercisable     Exercisable/Unexercisable(1)
----------------------------------------------------------------------------------------------------------------------
D. R. Lindsay                   Nil            Nil            25,000 / 100,000            1,065,500 / 3,206,000
----------------------------------------------------------------------------------------------------------------------
P. G. J. Kukielski              Nil            Nil               Nil / Nil                      Nil / Nil
----------------------------------------------------------------------------------------------------------------------
R. J. Vance                     Nil            Nil                 0 / 16,650                     0 / 357,975
----------------------------------------------------------------------------------------------------------------------
P. C. Rozee                     Nil            Nil            55,333 / 26,667             3,926,532 / 920,975
----------------------------------------------------------------------------------------------------------------------
R. A. Millos                    Nil            Nil            58,463 / 15,000             4,415,700 / 322,500
----------------------------------------------------------------------------------------------------------------------
 M. P. Lipkewich              26,666        1,125,265         33,334 / 0                    998,295 / 0
======================================================================================================================

 NOTE:
(1) Maximum value at December 31, 2006 calculated by determining the difference between the market value of the Class B subordinate voting shares underlying the options at December 29, 2006 ($87.90), and the exercise price of the options.

4. PENSION PLAN FOR EXECUTIVE AND QUALIFIED SENIOR SALARIED EMPLOYEES / EXECUTIVE RETIREMENT AGREEMENTS

        The Company's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan") provides defined retirement benefits for covered salaried employees and is registered under the INCOME TAX ACT of Canada (the "Income Tax Act"). Participants in the Retirement Plan become 100% vested after 2 years of service. Qualified Executive Officers are entitled to unreduced retirement benefits beginning at age 60 with reduced benefits payable upon early retirement. The Retirement Plan provides an annual retirement benefit at normal retirement equal to 2.0% of highest average annual earnings (not including bonuses and director's fees) in any consecutive 36-month period, multiplied by years of service.

        The following table illustrates the total annual benefit payable at age 60 under the Retirement Plan, for specified remuneration and years of service classifications. The amounts in the table have not been reduced by any Canada Pension Plan benefit nor do they reflect the annual limit on Retirement Plan benefits under the Income Tax Act. The named Executive Officers in 2006 under this plan were Mr. Lindsay, Mr. Lipkewich and Mr. Rozee. Mr. Lipkewich retired November 1, 2006.

                           PENSION PLAN TABLE

------------------------------------------------------------------------------
                                       Years of Service
  Remuneration       ---------------------------------------------------------
       (4)              20          25          30         35         40
------------------------------------------------------------------------------
      400,000        160,000     200,000     240,000    280,000     320,000
------------------------------------------------------------------------------
      500,000        200,000     250,000     300,000    350,000     400,000
------------------------------------------------------------------------------
      600,000        240,000     300,000     360,000    420,000     480,000
------------------------------------------------------------------------------
      700,000        280,000     350,000     420,000    490,000     560,000
------------------------------------------------------------------------------
      800,000        320,000     400,000     480,000    560,000     640,000
------------------------------------------------------------------------------
      900,000        360,000     450,000     540,000    630,000     720,000
------------------------------------------------------------------------------
    1,000,000        400,000     500,000     600,000    700,000     800,000
------------------------------------------------------------------------------
    1,100,000        440,000     550,000     660,000    770,000     880,000
------------------------------------------------------------------------------
    1,200,000        480,000     600,000     720,000    840,000     960,000
------------------------------------------------------------------------------

        Executive Retirement Agreements (the "Executive Agreements") made between the Company and the Chief Executive Officer and key executives designated by the Compensation Committee provide for supplemental retirement benefits beginning at age 60 or, with the consent of the Company, upon completion of 10 years of continuous service. The retirement benefit under the Executive Agreements is equal to 2.5% of highest average annual earnings (as defined in the Retirement Plan), multiplied by years of service, minus the amount payable to the executive pursuant to the Retirement Plan.

        The following table illustrates the total annual benefit payable at age 60 under the Executive Agreements, for specified remuneration and years of service classifications. At the end of 2006, the Named Executive Officers, Messrs. Lindsay and Lipkewich had Executive Agreements.

                         EXECUTIVE AGREEMENT BENEFITS

------------------------------------------------------------------------------
                                       Years of Service
  Remuneration       ---------------------------------------------------------
       (4)              20          25          30         35         40
------------------------------------------------------------------------------
       400,000        40,000     50,000      60,000      70,000       80,000
------------------------------------------------------------------------------
       500,000        50,000     62,500      75,000      87,500      100,000
------------------------------------------------------------------------------
       600,000        60,000     75,000      90,000     105,000      120,000
------------------------------------------------------------------------------
       700,000        70,000     87,500    105,000      122,500      140,000
------------------------------------------------------------------------------
       800,000        80,000    100,000    120,000      140,000      160,000
------------------------------------------------------------------------------
       900,000        90,000    112,500    135,000      157,500      180,000
------------------------------------------------------------------------------
    1,000,000       100,000     125,000    150,000      175,000      200,000
------------------------------------------------------------------------------
    1,100,000       110,000     137,500    165,000      192,500      220,000
------------------------------------------------------------------------------
    1,200,000       120,000     150,000    180,000      210,000      240,000
------------------------------------------------------------------------------

        The following table illustrates the annual pensions accrued under the Retirement Plan and Executive Agreements combined, to the end of 2006 for each Named Executive Officer:

-------------------------------------------------------------------------------

                                Years        Highest Average        Accrued
Name                          of Service     Annual Earnings    Annual Pension
-------------------------------------------------------------------------------
Mr. Lindsay                       2              $850,000          $43,000
-------------------------------------------------------------------------------
Mr. Rozee                         6              $363,000          $42,000
-------------------------------------------------------------------------------
Mr. Lipkewich
(retired November 1, 2006)        36             $546,000         $499,000
-------------------------------------------------------------------------------

5.      TECK  COMINCO  METALS  LTD.   RETIREMENT   INCOME   PLAN/SUPPLEMENTARY
        RETIREMENT INCOME PLAN

        DEFINED CONTRIBUTION PROVISION

        Three Named Executive Officers, Mr. Millos, Mr. Vance and Mr. Kukielski , are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the "DC Pension Plan"), a registered plan under the Income Tax Act and the defined contribution provision of the Supplementary Retirement Income Plan (the "DC Supplementary Plan"). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after completion of five years of service. The DC Supplementary Plan provides for notional contributions of 13% of earnings (not including bonuses), minus the contributions allocated under the DC Pension Plan. The notional contributions are allocated with notional investment income based on the investment income earned under the DC Pension Plan.

At the end of 2006, the total account balances under both the DC Pension Plan and the DC Supplementary Plan were $210,967 for Mr. Millos, $57,195 for Mr. Vance and $48,948 for Mr. Kukielski. Mr. Vance joined the plans on January 1, 2006 and Mr. Kukielski joined the plans on July 15, 2006.

6.      SUPPLEMENTAL PENSION DISCLOSURE

        Amounts reported in the table below show the accrued liability in respect of the executive pensions at the previous fiscal year end and the current fiscal year end, including a reconciliation of the change in the accrued liability, for those Named Executive Officers accruing benefits under a defined benefit provision. The accrued liability is calculated in accordance with the methods and assumptions specified under Section 3461 of the Canadian Institute of Chartered Accountants Handbook. Specifically, all assumptions other than the discount rate are management's best estimate of future events that affect the cost of pensions, including assumptions about future salary increases. The discount rate has been determined based on the yields of AA Corporate bonds.

-------------------------------------------------------------------------------------------------------------
                                                                Change in       Change in
                                                              Liability due   Liability due
                                                                to Salary      to interest
                     Accrued                                    Increases         cost,          Accured
                   Liability at      Current      Benefits      different       assumption     Liability at
                   December 31,   Service Cost     Paid in         than         changes(1)     December 31,
      Name             2005          in 2006        2006       assumptions    and experience       2006
-------------------------------------------------------------------------------------------------------------
Mr. Lindsay          $253,000       $271,000         $0          $26,000         $ 10,000       $ 560,000
-------------------------------------------------------------------------------------------------------------
Mr. Rozee            $ 371,000      $ 80,000         $0         ($18,000)        $ 55,000       $ 488,000
-------------------------------------------------------------------------------------------------------------
Mr. Lipkewich       $6,147,000      $143,000      ($83,000)     $ 110,000       $ 282,000       $6,599,000
-------------------------------------------------------------------------------------------------------------

(1)  Other than salary increases.

        Amounts reported in the table below show the defined contribution account balances in respect of the executive pensions at the previous fiscal year end and the current fiscal year end, including a reconciliation of the change in the defined contribution account balances, for those Named Executive Officers accruing benefits under a defined contribution provision.

-----------------------------------------------------------------------------------------------------------
                     Account Balance at     Contributions in     Investment Income     Account Balance at
       Name          December 31, 2005            2006            Credited in 2006     December 31, 2006
-----------------------------------------------------------------------------------------------------------
Mr. Millos               $ 143,925              $ 43,500              $23,492               $210,967
-----------------------------------------------------------------------------------------------------------
Mr. Vance                  $0.00                $52,000                $5,195               $57,195
-----------------------------------------------------------------------------------------------------------
Mr. Kukielski              $0.00                $44,688                $4,260               $48,948
-----------------------------------------------------------------------------------------------------------

7.      EMPLOYMENT AGREEMENTS

        Messrs. Lindsay, Kukielski, Vance, Rozee and Millos have written employment agreements respecting the services to be provided by them and the benefits to be received. They are entitled to two years' remuneration, at their prevailing salaries, if their employment is terminated without cause. In addition, if they resign within three months of a change of control of the Company, they will be entitled to two years' remuneration. Based on their 2006 salaries, these arrangements would result in payments of $1,800,000, $1,500,000, $800,000, $740,000 and $670,000 respectively.

8.      INSURANCE

        General By-law No. 1 of the Company provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Company, subject to the limitations contained in General By-law No. 1 and in the CANADA BUSINESS CORPORATIONS ACT.

                       REPORT ON EXECUTIVE COMPENSATION

        During 2006, the Compensation Committee of the Board consisted of J.B. Aune, Chairman of the Committee, L.I. Barber and R.J. Wright, lead director of the Board, all of whom are independent directors. Mr. Wright, while a partner of the law firm Lang Michener, was Secretary of the Company from 1969 - 1971 and Vice President, General Counsel from April 1971 to August 1989. The Committee met four times during the year, including one in camera session. Mr.
H. J. Bolton joined the Committee in January, 2007.

        The Compensation Committee of the Board of Directors of the Company is responsible for establishing policies for determining the compensation of executives, and for fixing the compensation of Named Executive Officers (as defined in the Regulations of the ONTARIO SECURITIES ACT), including the granting of stock options and deferred share and restricted share units to them under the Company's long term incentive plans. Also, from time to time, the Compensation Committee reviews other compensation policies within the Company.

        In setting compensation, reference is made to a comparator group of 22 mining and metal refining companies as well as other resource-based employers with comparable revenues and market capitalization. Nineteen of these companies are based in Canada, three in the United States. Eleven are engaged in mining or metal refining.

        The Compensation Committee endeavors to ensure that the Company's compensation policies effectively attract and retain highly qualified and experienced executives and managers. In establishing policies covering base salaries, benefits, cash bonuses and long term incentive plans, the Compensation Committee takes into consideration the recommendations of management. Mercer Human Resource Consulting has been engaged by management to provide specific support to it on executive and director compensation, including surveys of market practices and a technical analysis of this information relative to the Company's compensation plans and practices. Additionally, the Compensation Committee has retained the Hay Group to advise the Committee on Chief Executive Officer compensation. Hay Group is an independent consultant having no other significant consulting relationship with the Company.

STRUCTURE OF EXECUTIVE COMPENSATION

        The Company's executive compensation plan covers four areas:

-   Base salary
-   Annual incentive bonus
-   Benefits, and
-   Long term incentives in the form of equity compensation.

        Annual and long term incentives represent 76% of target total direct compensation including base salary, annual bonus and long term incentives for the President and Chief Executive Officer, and an average of 70% for the other Named Executive Officers.

BASE SALARY

        Base salaries are determined through analysis of salaries paid by companies in the comparator group, as well as individual performance as determined by the degree of achievement of business and operating goals. Total direct compensation targets the median compensation level of comparable employers, with higher levels of compensation provided to executives and managers who consistently achieve superior levels of performance.

ANNUAL INCENTIVE BONUS

        An annual incentive bonus plan (the "Bonus Plan") is in place to provide a variable component of total cash compensation that is directly related to the financial performance of the Company and its business units as well as the achievement of individual performance objectives.

        Financial performance is measured in terms of Return on Capital Employed (ROCE). The Bonus Plan rewards executives for the effective use of existing capital and for new investments that achieve financial returns at least equal to the Company's cost of capital. Corporate and business unit ROCE targets are adjusted at the end of the year to reflect actual zinc, copper, coal and gold prices. Price adjusting target ROCE provides for recognition of excellent operating performance during periods of low commodity prices while avoiding windfall payouts during periods of high metal prices. The Bonus Plan also reinforces the Company's corporate values of ensuring a safe and healthy workplace and protecting the environment. The Bonus Plan has three components: corporate, business unit, and personal performance. Weightings for these components vary by position, reflecting the impact each position has on Company-wide and business unit performance. Weightings and performance measures for each component of the Bonus Plan for the Named Executive Officer positions are set out below:

                 ---------------------------------------------------------------------------------------------------
                           CORPORATE                        BUSINESS UNIT                       PERSONAL
                 ---------------------------------------------------------------------------------------------------
                  WEIGHTING      PERFORMANCE       WEIGHTING        PERFORMANCE        WEIGHTING       PERFORMANCE
                                    MEASURE                            MEASURE                            MEASURE
--------------------------------------------------------------------------------------------------------------------
President            50%             ROCE               20%          Safety                30%         Personal
and                                                                  Environment                       performance
CEO                                                                                                    objectives

--------------------------------------------------------------------------------------------------------------------
Executive Vice       40%             ROCE               30%          ROCE                  30%         Personal
President and                                                        Safety                            performance
COO                                                                  Environment                       objectives
--------------------------------------------------------------------------------------------------------------------
Other                40%             ROCE               30%          VARIOUS:              30%         Personal
Named                                                                ROCE                              performance
Executive                                                            Safety                            objectives
Officers                                                             Environment
                                                                     Functional
                                                                     objectives
--------------------------------------------------------------------------------------------------------------------

        Target bonuses are payable when corporate ROCE, business unit ROCE, safety and environment, and personal performance objectives are achieved. The target bonus for the Chief Executive Officer and other Named Executive Officers ranges from 40 to 70% of base salary.

BENEFITS

        Benefits are maintained at a level that is competitive overall with other Canadian mining and metal refining companies. Benefits include medical, extended health, dental, disability and life insurance coverage. Pension benefits for the Named Executive Officers are described on pages 23 to 25 of this Management Proxy Circular.

EQUITY COMPENSATION PLANS

STOCK OPTION PLANS

        The Company maintains two stock option plans (defined as compensation plans under which Class B subordinate voting shares have been authorized for issuance): the 2001 Stock Option Plan and the 1995 Stock Option Plan (please refer to sections entitled "Securities Authorized for Issuance Under Equity Compensation Plans" below for further information). In addition, options (the "Merger Options") were issued in exchange for options of Teck Cominco Metals Ltd. (formerly Cominco Ltd.) in connection with the 2001 merger of the Company and Cominco Ltd.

        The 2001 Stock Option Plan continues to be instrumental in providing a market-competitive total compensation package for attracting and retaining executives and key employees and linking long-term compensation to the performance of the Class B subordinate voting shares. Since May 1, 2001 no further options have been or may be issued under the 1995 Stock Option Plan.

        The following table sets out (a) the number of Class B subordinate voting shares (referred to as "Securities" in the table) to be issued upon exercise of options outstanding under the 2001 Stock Option Plan, the Merger Options and the 1995 Stock Option Plan, (b) the weighted average exercise price thereof, and (c) the number of Class B subordinate voting shares remaining available for issuance under the 2001 Stock Option Plan.

      SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
                           (AS AT DECEMBER 31, 2006)

----------------------------------------------------------------------------------------------------------------------
                                                                                             NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                                                              WEIGHTED-AVERAGE EXERCISE      FUTURE ISSUANCE UNDER
                                NUMBER OF SECURITIES TO BE      PRICE OF OUTSTANDING       EQUITY COMPENSATION PLANS
                                  ISSUED UPON EXERCISE OF             OPTIONS                (EXCLUDING SECURITIES
                                    OUTSTANDING OPTIONS                                     REFLECTED IN COLUMN (A))
        PLAN CATEGORY                       (A)                         (B)                           (C)
----------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans
approved by security holders           2,137,053(1)                    $28.69                      3,943,148
----------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans not               N/A                          N/A                          N/A
approved by security holders
----------------------------------------------------------------------------------------------------------------------
Total                                  2,137,053(2)                    $28.69                    3,943,148(2)
----------------------------------------------------------------------------------------------------------------------

(1) The Class B subordinate voting shares to be issued upon exercise of outstanding options are comprised of (i) 1,796,653 Class B subordinate voting shares reserved for issuance in respect of options previously granted under the 2001 Stock Option Plan and (ii) 340,400 Class B subordinate voting shares reserved for issuance in respect of options issued in connection with the 2001 merger of Teck Corporation and Cominco Ltd. (the "Merger Options"). The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 1.83% of the aggregate number of Class A common shares and Class B subordinate voting shares and 1.87% of the outstanding Class B subordinate voting shares.
(2) The aggregate of 6,080,201 Class B subordinate voting shares reserved for issuance under (i) the 2001 Stock Option Plan in respect of outstanding options and options which may be granted in future thereunder and (ii) outstanding options granted in 2001 as a result of the merger of the Company and Cominco Ltd. represents 2.82% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 2.88% of the number of outstanding Class B subordinate voting shares.

SHARE UNIT PLANS

        Effective April 28, 2004, directors and senior executive officers were eligible to participate in the Company's Deferred Share Unit Plan ("DSU") or Restricted Share Unit Plan ("RSU"). These plans provide for an annual grant to each director and certain senior executive officers. Non-executive directors also have the right to elect on an annual basis to receive some or all of their annual retainer in DSUs. Dividend equivalents are credited to a participant's account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. In the case of the Senior Executive Officers, DSUs and RSUs vest on the third anniversary of the end of the calendar year immediately preceding the date of grant. DSUs are paid out in cash on termination of employment, retirement or death. DSUs for directors are paid out in cash when the participant ceases to be a member of the Board. RSUs are paid out in cash prior to the third anniversary of the year ended immediately prior to the grant.

        Other executives and managers became eligible to participate in the share unit plans in 2005. As of December 31, 2006, directors, executives and managers held a total of 229,120 DSUs and 274,789 RSUs.


                     CHIEF EXECUTIVE OFFICER COMPENSATION

        Mr. Lindsay's compensation package consists of base salary, bonus and long term incentives, as outlined on page 30 of this Management Proxy Circular. Mr. Lindsay's base salary was adjusted to $900,000 effective January 1, 2006. His annual bonus incentive target is 70%, with a maximum amount payable of 140%. Mr. Lindsay's pension arrangements are described in the section of this report entitled "Pension Plan for Executives and Qualified Senior Salaried Employees".

        The Compensation Committee reviews the performance of the Chief Executive Officer against the specific objectives set out in the strategic plan including: completion of the management succession plan, surface
additional  value  contained  in  certain  business  units,   further  develop
opportunities in the oil sands, advance several new and existing projects toward production, and generate another new income source through exploration, development and acquisition. The Committee's assessment is then reviewed with the full Board for approval of any adjustments to salary and bonus.

        For 2006, Mr. Lindsay's bonus was based on a corporate result of 200% of target. The business unit component of Mr. Lindsay's bonus is comprised of safety and environmental performance, equally weighted. The business unit component was rated at 58.3% of target and the personal performance component rated at 130% of target, resulting in a total bonus of $950,000 or 105.6% of base salary.

        Compared to Chief Executive Officer compensation among the comparator group of mining and metal refining companies as well as other comparable resource-based employers, Mr. Lindsay's total compensation, including base pay, bonus and equity-based compensation, is near the median of the comparator group. The total shareholder return for the Company in 2006 relative to the comparator group was in the top quartile.

        The following table summarizes total compensation earned by Mr. Lindsay during his term as President and Chief Executive Officer:

                             SUMMARY COMPENSATION TABLE

-------------------------------------------------------------------------------------------
PRESIDENT AND CHIEF EXECUTIVE OFFICER                         2006                  2005
                                                                $                     $
-------------------------------------------------------------------------------------------
CASH COMPENSATION
Base Salary                                                  900,000               800,000
Bonus                                                        950,000               644,800
     TOTAL CASH COMPENSATION                               1,850,000             1,444,800
-------------------------------------------------------------------------------------------

LONG TERM COMPENSATION
Deferred Stock Units (1)                                     636,729             1,027,771
-        Grant in January 2005 at time of hire                                     839,712
-------------------------------------------------------------------------------------------

Restricted Stock Units (2)                                   572,875
Stock Options (3)                                          1,145,400             1,358,400
-------------------------------------------------------------------------------------------
    TOTAL LONG-TERM COMPENSATION                           2,355,004             3,225,883


TOTAL DIRECT COMPENSATION                                  4,205,004             4,670,683
-------------------------------------------------------------------------------------------

PENSION (4)                                                  291,000               192,400
-------------------------------------------------------------------------------------------


TOTAL                                                      4,496,004             4,863,083
-------------------------------------------------------------------------------------------

NOTES:
(1) This represents the portion of total direct compensation that was granted in Deferred Share Unit (DSU) awards to Mr. Lindsay: 8,500 in February 2006 (share price of $66.40 on the date of the grant), 22,500 in March 2005 (share price of $45.28 on the date of the grant) and 22,500 in January 2005 at time of hire (share price of $36.92 on the date of the grant). Also includes the value of dividend equivalents credited to Mr. Lindsay in the form of additional DSUs as part of cash dividends paid on Class B subordinate voting shares.
(2) This represents the portion of total direct compensation that was granted in Restricted Share Unit (RSU) awards to Mr. Lindsay: 8,500 in February 2006 (share price of $66.40 on the date of the grant). Also includes the value of dividend equivalents credited to Mr. Lindsay in the form of additional RSUs as part of cash dividends paid on Class B subordinate voting shares.
(3) This represents the portion of total direct compensation that was granted in stock options to Mr. Lindsay: 50,000 in February 2006 (share price of $66.40 on the date of the grant and Black- Scholes multiple of 34.5%) and 75,000 in March 2005 (share price of $45.28 on the date of the grant and Black-Scholes multiple of 40.0%).
(4) The pension value represents the increase in the pension liability for the fiscal year related to service cost, compensation changes differing from assumptions and impact of plan changes. For comparability and consistency, this value is determined consistent with the actuarial assumptions used to determine the year-end pension plan liabilities disclosed in the financial statements, in accordance with generally accepted accounting principles.


Presented by the Committee:

   J. B. Aune
   L. I. Barber
   H. J. Bolton
   R. J. Wright

                           COMPENSATION OF DIRECTORS

        Commencing on April 26, 2006 the Company paid each of its directors an annual fee of $35,000. In addition, for the financial year ended December 31, 2006, the Chairman of the Board was paid an annual retainer of $300,000, the non-executive lead director of the Board was paid an annual retainer of $225,000, the Chairman and Deputy Chairman of the Audit Committee received additional fees of $20,000 and the Chairmen of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, Environment, Health & Safety Committee and Reserves Committee received an additional fee of $3,000 per annum.

        Directors who were not executives of the Company also received a fee of $1,500 for each Board meeting attended and $1,000 for each Committee meeting attended, $5,000 per annum for service on the Audit Committee, $3,500 per annum for service on the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, Environment, Health & Safety Committee and Reserves Committee, reimbursement of all travel costs and a payment of $1,500 per annum for other expenses related to their duties.

        Directors are also eligible for participation in the Company's Share Unit Plans (see pg. 29). Non-executive directors received 1,200 share units with a grant day value of $79.95 per unit. The Chairman received 6,600 units with a grant day value of $79.95 per unit and the lead director received 2,400 units with a grant day value of $79.95/unit.

        On April 28, 2004, the Board discontinued grants of options under the 2001 Stock Option Plan to non-executive directors. Directors continue to hold options that were granted to them previously. As of December 31, 2006, the Chairman of the Board held options to purchase 278,500 Class B subordinate voting shares, the lead director of the Board held options to purchase 26,000 Class B subordinate voting shares and the other non-executive directors of the Company held options to purchase 391,150 Class B subordinate voting shares in the aggregate, issued at the closing prices for those shares on the Toronto Stock Exchange on the day immediately preceding the respective dates of grant.

MANDATORY SHAREHOLDING POLICY FOR DIRECTORS

        In February 2007 the Board amended the Mandatory Shareholding Policy (the "Policy") for non-executive directors. The amendment requires directors to own shares and/or DSUs or RSUs equivalent in value to five times their annual retainer including both cash and unit compensation. Directors have a period of five years within which to reach the mandatory level.


               SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

        In order to be included in proxy material for the 2008 Annual Meeting of Shareholders, shareholder proposals must be received by the Company at its offices at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9,
Attention: Corporate Secretary, no later than November 30, 2007.

                            SHARE PERFORMANCE GRAPH

        The following graph illustrates the Company's five-year (to December 31, 2006) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 2001 in Class A common shares and Class B subordinate voting shares compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).


                             [LINE CHART OMITTED]


               [TECK COMINCO LIMITED COMPARISON OF 5 YEAR TOTAL
                         COMMON SHAREHOLDER'S RETURN]

--------------------------------------------------------------------------------------------------------------------------
                                                           2001       2002       2003       2004       2005       2006
--------------------------------------------------------------------------------------------------------------------------
TECK A                                                      100        106        199        320        571        807
--------------------------------------------------------------------------------------------------------------------------
TECK B                                                      100        93         178        302        515        749
--------------------------------------------------------------------------------------------------------------------------
DIVERSIFIED METALS & MINING INDEX (SUB INDUSTRY)            100        110        192        221        325        545
--------------------------------------------------------------------------------------------------------------------------
MATERIALS INDEX (SECTOR)                                    100        107        136        146        168        235
--------------------------------------------------------------------------------------------------------------------------
S&P/TSX COMPOSITE INDEX                                     100        88         111        127        158        185
--------------------------------------------------------------------------------------------------------------------------

                            ADDITIONAL INFORMATION

        Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9:

(i) the 2006 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2006, together with the accompanying report of the External Auditor;

(ii)  this Management Proxy Circular;

(iii) the Company's most recent Annual Information Form;

(iv)  comparative  financial  statements for the year ended December 31, 2006;
      and

(v) Management's Discussion and Analysis in respect of the comparative financial statements for the year ended December 31, 2006 ("MD&A")


        Financial   information  is  provided  in  the  Company's  comparative financial statements and MD&A for 2006.

        Additional information relating to the Company is on SEDAR at www.sedar.com.



                         BOARD OF DIRECTORS' APPROVAL

        The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

        DATED this 20th day of March, 2007.


                                             By Order of the Board



                                             /s/ Karen L. Dunfee
                                             -----------------------------
                                             Karen L. Dunfee
                                             Corporate Secretary

                             TECK COMINCO LIMITED

                         PROXY - CLASS A COMMON SHARES
                          ANNUAL AND SPECIAL MEETING
                                APRIL 25, 2007

           THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

        The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Lead Director of the Board of the Company or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on April 25, 2007 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

        Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.      To  elect  as  directors  all  nominees  named  in  the   accompanying
        Management Proxy Circular.

                  FOR  [_]                  WITHHOLD VOTE  [_]

2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR  [_]                  WITHHOLD VOTE  [_]

3. To approve an amendment to the articles of the Company to subdivide the outstanding Class A common shares and Class B subordinate voting shares on a two-for-one basis.

                  FOR  [_]                  WITHHOLD VOTE  [_]

        IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

        THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

        A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


         DATED this _______________ day of _________________________, 2007.




_______________________________                ________________________________
 Signature of Shareholder                        (Number of Shares Represented)

                                                              (SEE NOTES OVER)

        This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

        By resolution of the directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or to the Corporate Secretary of the Company, at the Company's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.


IMPORTANT NOTICE - Do you wish to receive interim financial statements? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive interim financial statements; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE  TECK  COMINCO  LIMITED  INTERIM  FINANCIAL  STATEMENTS
PLEASE CHECK HERE   [_]


                                        Your name and address are shown as
                                        registered - please notify CIBC Mellon
                                        Trust Company of - any change in
                                        your address.

                                                                     EXHIBIT B

                             TECK COMINCO LIMITED

                   PROXY - CLASS B SUBORDINATE VOTING SHARES
                          ANNUAL AND SPECIAL MEETING
                                APRIL 25, 2007

           THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

        The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Lead Director of the Board of the Company or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on April 25, 2007 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

        Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.      To  elect  as  directors  all  nominees  named  in  the   accompanying
        Management Proxy Circular.

                  FOR  [_]                  WITHHOLD VOTE  [_]


2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR  [_]                  WITHHOLD VOTE  [_]


3. To approve an amendment to the articles of the Company to subdivide the outstanding Class A common shares and Class B subordinate voting shares on a two-for-one basis.

                  FOR  [_]                  WITHHOLD VOTE  [_]


        IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

        THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

        A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


        DATED this___________ day of May ___________            , 2007.

        This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

        By resolution of the directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or to the Corporate Secretary of the Company, at the Company's registered office located at Suite 600 - 200 Burrard Street, Vancouver, B.C. V6C 3L9 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.


IMPORTANT NOTICE - Do you wish to receive interim financial statements? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive interim financial statements; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED INTERIM FINANCIAL STATEMENTS PLEASE CHECK HERE [_].

                                        Your name and address are shown as
                                        registered - please notify CIBC Mellon
                                        Trust Company of - any change in
                                        your address.

                             TECK COMINCO LIMITED


TO NON REGISTERED (BENEFICIAL HOLDERS)
--------------------------------------

Dear Shareholder:

         It is our goal to provide investors with access to shareholder communications in an efficient, effective and environmentally friendly way.


ELECTRONIC ACCESS TO SHAREHOLDER COMMUNICATIONS
-----------------------------------------------

This method will give shareholders the ability to electronically access the following important company documents easily and quickly:

o    Teck Cominco Limited Annual Report including financial statements
o    Notice of shareholder meetings
o    Information Circular and proxy related materials

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs.

HOW TO ENROLL FOR ELECTRONIC DELIVERY OF DOCUMENTS

If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. TO TAKE ADVANTAGE OF ELECTRONIC DELIVERY, PLEASE GO TO WWW.INVESTORDELIVERY.COM AND FOLLOW THE INSTRUCTIONS FOR ENROLLMENT. Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold Teck Cominco Limited shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address.

ELECTRONIC VOTING

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Teck Cominco Limited documents when they become available, as well as a Control Number to enable you to vote your shares through the WWW.PROXYVOTE.COM Internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the WWW.INVESTORDELIVERY.COM website. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

                             TECK COMINCO LIMITED



Dear Shareholder:

As a non-registered shareholder of TECK COMINCO LIMITED, you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (604) 688-4330 or at www.cibcmellon.com/InvestorInquiry.

WE ENCOURAGE YOU TO SUBMIT YOUR REQUEST ONLINE AT WWW.CIBCMELLON.COM/FINANCIAL STATEMENTS. OUR COMPANY CODE NUMBER IS 7330A.

NOTE: Do not return this card by mail if you have submitted your request online.



                       REQUEST FOR FINANCIAL STATEMENTS


TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for TECK COMINCO LIMITED and send me their financial statements as indicated below:

INTERIM FINANCIAL STATEMENTS        [_]
ANNUAL FINANCIAL STATEMENTS         [_]

(Please Print)

Name _____________________________

Address __________________________

__________________________________

__________________________________

Postal Code/Zip Code _____________